

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

September 22, 2017

<u>Via E-mail</u>
Mr. Sandip Rana
Chief Financial Officer
Franco-Nevada Corporation
199 Bay Street, Suite 2000
P.O. Box 285, Commerce Court Postal Station
Toronto, Ontario M5L 1G9
Canada

        **Re: Franco-Nevada Corporation
                Form 40-F for Fiscal Year Ended December 31, 2016
                Filed March 22, 2017
                File No. 001-35286**

Dear Mr. Rana:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/Craig Arakawa for

                        Rufus Decker
                        Accounting Branch Chief
                        Office of Beverages, Apparel, and Mining